CUSIP No. 808905103                        13D
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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 6)

                                 SCIOS INC.
                            -------------------
                              (Name of Issuer)

                  Common Stock, $.001 par value per share
               ---------------------------------------------
                       (Title of Class of Securities)

                                 808905103
                             -----------------
                               (CUSIP Number)

                            Third Security, LLC
                             The Governor Tyler
                             1902 Downey Street
                          Radford, Virginia 24141
                      Attention: Marcus E. Smith, Esq.
                               (540) 731-3344
                              ---------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Joseph J. Giunta, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000


                              January 31, 2000
                      --------------------------------
          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                                        /  /




CUSIP No. 808905103                   13D
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         This Amendment No. 6 (the "Amendment") amends and supplements the
Statement on Schedule 13D, dated July 20, 1999, as amended by Amendment No. 1, dated December 2, 1999, Amendment No. 2, dated December 9, 1999, Amendment No. 3, dated January 13, 2000, Amendment No. 4, dated January 18, 2000, and Amendment No. 5, dated January 20, 2000 (the "Original Schedule 13D"), relating to the Common Stock, par value $.001 per share (the "Shares"), of Scios Inc., a Delaware corporation (the "Issuer"). Each of Randal J. Kirk, a citizen of the United States ("Mr. Kirk"), and each of the following entities that Mr. Kirk directly controls: RJK, L.L.C., a Virginia limited liability company ("RJK"), Kirkfield, L.L.C., a Virginia limited liability company ("Kirkfield"), and The Kirk Family Investment Plan, a joint account ("KFIP" and, collectively with Mr. Kirk, RJK and Kirkfield, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

         On January 31, 2000, Mr. Kirk and the Issuer entered into a Settlement Agreement that terminates the proxy contest between the parties. Under the Settlement Agreement, Mr. Kirk has been added to the Issuer Board's slate of nominees for election to a one-year term at the Issuer's 2000 Annual Meeting of Stockholders, increasing the total number of Issuer Board nominees to eight (including the seven existing nominees of the Issuer Board, who are all current members of the Issuer Board). The Issuer Board has agreed to recommend the election of all eight nominees. The Reporting Persons have withdrawn the nomination of their alternate slate of Mr. Kirk and six other nominees (the "Nominees") for election to the Issuer's Board and have agreed to discontinue all efforts (direct and indirect) to solicit votes for the Nominees or otherwise to pursue the Reporting Persons' nomination of their Nominees. The terms of the settlement are set forth in the Settlement Agreement attached hereto as
Exhibit 11, and the joint press release issued on January 31, 2000 by the Issuer and Mr. Kirk is attached hereto as Exhibit 12, both of which are incorporated herein by reference.

         Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in Item 4 of the form of Schedule 13D.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

         Exhibit 11: Settlement Agreement (excluding Exhibit 4.1 thereto, which is the form of joint press release; see Exhibit 12)

         Exhibit 12:        Joint Press Release, issued January 31, 2000



                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2000


                                     /s/ Randal J. Kirk
                                     ----------------------------------
                                     Randal J. Kirk


                                     RJK, L.L.C.


                                     By: /s/ Randal J. Kirk
                                        -------------------------------
                                         Randal J. Kirk
                                         Manager


                                     KIRKFIELD, L.L.C.


                                     By: /s/ Randal J. Kirk
                                         ------------------------------
                                         Randal J. Kirk
                                         Manager


                                     THE KIRK FAMILY INVESTMENT PLAN


                                     By: /s/ Randal J. Kirk
                                        -------------------------------
                                        Randal J. Kirk, individually and as
                                        attorney-in-fact for each of Donna
                                        P. Kirk, Julian P. Kirk, Martin G.
                                        Kirk and Kellie Leigh Banks



                               EXHIBIT INDEX



 Exhibit
  Number                       Title                                   Page
  ------                       -----                                   ----
    11              Settlement Agreement (excluding Exhibit 4.1
                    thereto, which is the form of joint press release;
                    see Exhibit 12)                                     6

    12              Joint Press Release, issued January 31, 2000       20